September 23, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Kathryn McHale

Senior Staff Attorney

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Mail Stop 4720

Washington, D.C. 20549

Re:	Seacoast Banking Corporation of Florida
Registration Statement on Form S-3
Filed on August 26, 2015
File No. 333-206588

Dear Ms. McHale:

Seacoast Banking Corporation of Florida (the “Company”) is hereby transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (File No. 333-206588) (the “Registration Statement”), filed by the Company August 26, 2015, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to the Company dated September 4, 2015. For convenience of reference, each Staff comment contained in your letter is reprinted below in bold and is followed by the corresponding response of the Company.

Selling Stockholder, page 6

1.	Please tell us whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If you determine that the selling stockholder is a broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless the prospectus states, if true, that:

•	the selling stockholder purchased the shares being registered for resale in the ordinary course of business; and

•	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response:

The selling stockholder identified in the Registration Statement is neither a broker-dealer nor an affiliate of a broker-dealer. Accordingly, the Company does not believe that any revisions to the Registration Statement are necessary.

Exhibits

Exhibit 5.1

2.	You may limit reliance on your opinion with regard to purpose, but not person. Please revise the penultimate paragraph of the opinion.

Response:

The legal opinion attached as Exhibit 5.1 to the Registration Statement has been revised to limit reliance on the opinion solely with regard to purpose. The revised legal opinion is attached as Exhibit 5.1 to Amendment No. 1.

Thank you for your prompt attention to Amendment No. 1 and the Company’s related responses. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at (772) 288-6086 or Randy Moore at (404) 881-7794.

Very truly yours,

/s/	Dennis S. Hudson, III
Dennis S. Hudson, III
Chairman and Chief Executive Officer

cc:	Randolph A. Moore, III , Alston & Bird LLP